Exhibit 99.2

BW LPG

Interim Financial Report

Q4 2025 and FY2025 (unaudited)

BW LIBRA

BW LPG Limited

Interim Financial Report (Unaudited)

Q4 2025 and FY 2025

FORWARD-LOOKING STATEMENTS

In this unaudited interim financial report, “the Company” or “BW LPG” refers to BW LPG Limited. “The Group” refers to BW LPG Limited together with its consolidated subsidiaries.

Matters discussed in this unaudited interim financial report may constitute “forward-looking statements”. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts or present facts and circumstances. This unaudited interim financial report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial and operational performance.

These forward-looking statements may be identified by the use of forward-looking terminology, such as the terms “anticipates”, “assumes”, “believes”, “can”, “continue”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “likely”, “may”, “might”, “plans”, “should”, “potential”, “projects”, “seek”, “will”, “would” or, in each case, their negative, or other variations or comparable terminology. They include statements regarding BW LPG’s intentions, beliefs or current expectations concerning, among other things, the financial strength and position of the Group, operating results, liquidity, prospects, growth, the implementation of strategic initiatives, as well as other statements relating to the Group’s future business development, financial performance and the industry in which the Group operates.

Prospective investors in BW LPG are cautioned that forward-looking statements are not guarantees of future performance and that the Group’s actual financial position, operating results and liquidity, and the development of the industry and potential market in which the Group may operate in the future, may differ materially from those made in, or suggested by, the forward-looking statements contained in this unaudited interim financial report. The forward-looking statements in this report are based upon various assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and market and industry data and forecasts prepared by and available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, BW LPG cannot guarantee that the intentions, beliefs or current expectations upon which its forward-looking statements are based, will occur. BW LPG undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

By their nature, forward-looking statements involve, and are subject to, known and unknown risks, uncertainties and assumptions as they relate to events and depend on circumstances that may or may not occur in the future. Actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors including, but not limited to:

●	general economic, political and business conditions;

●	general LPG market conditions, including changes in LPG freight rates, charter rates, vessel values and bunker fuel prices and other operating costs;

●	changes in demand in the LPG shipping industry;

●	any adverse developments in the maritime LPG transportation business;

●	changes in, and the Group’s compliance with, governmental, tax, environmental, safety, data protection and privacy and other laws and regulations;

●	failure in the management of climate and environmental risks and delivery and performance of management environmental objectives;

BW LPG Limited

Interim Financial Report (Unaudited)

Q4 2025 and FY 2025

FORWARD-LOOKING STATEMENTS (continued)

●	changes in competition rules and regulations for the shipping industry;

●	failure to manage disruptions, including due to climate change, abnormal weather conditions,

●	pandemics, piracy, strikes and boycotts, political instability, sanctions and breaches of IT systems;

●	failure to implement the Group’s business strategy or manage the Group’s growth;

●	damages or breakdowns of the Group’s vessels, including due to weather conditions, mechanical failures, wars or other circumstances and events;

●	failure to obtain new customers or the loss of any existing major customers;

●	failure to maintain sufficient cash reserves to make capital expenditures necessary for the Group’s vessels’ maintenance;

●	failure to attract and retain key management personnel, technically skilled officers and other employees;

●	default by third parties with whom the Group has entered into chartered-in arrangements;

●	failure of the Group’s third-party technical managers or other counterparties to meet their obligations;

●	the ageing of the Group’s fleet which could result in increased operating costs;

●	delays in deliveries of or cost overruns in relation to newbuilds (if any);

●	failure to integrate assets or businesses acquired from third parties;

●	failure to identify or take advantage of arbitrage opportunities, effectively implement the Product Services division’s hedging strategy and source LPG from third-party suppliers;

●	loss of major tax disputes or successful tax challenges to the Group’s operating structure or to the Group’s tax payments;

●	the availability of and the Group’s ability to obtain financing to fund capital expenditures, acquisitions and other general corporate activities, the terms of such financing and the Group’s ability to comply with the restrictions and other covenants set forth in the Group’s existing and future debt agreements and financing arrangements;

Additional information about material risks that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Item 3. Key Information – 3.D. Risk Factors” of BW LPG’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on 28 March 2025.

BW LPG Limited

Interim Financial Report (Unaudited)

Q4 2025 and FY 2025

SELECTED KEY FINANCIAL INFORMATION

Statement of Comprehensive Income	Q4 2025 US$M	Q4 2024 US$M	Change %	FY 2025 US$M	FY 2024 US$M	Change %

TCE income - Shipping[1]	195.9	127.6	54	709.0	608.2	17
Gross profit – Product Services[1]	26.9	15.4	75	15.9	144.8	(89)
Operating profit	140.8	47.4	197	348.0	433.7	(20)
Profit after tax	122.9	39.7	N.M	289.7	394.9	(27)
Profit attributable to equity holders of the Company	104.2	30.9	N.M	242.3	354.3	(32)

(US$ per share)
Basic EPS[2]	0.69	0.22	N.M	1.60	2.65	(40)
Diluted EPS[2]	0.69	0.22	N.M	1.60	2.64	(39)
Dividend per share	0.57	0.42	36	1.47	2.42	(39)

Balance Sheet	31 Dec 2025 US$M	31 Dec 2024 US$M	Change %

Cash and cash equivalents	242.0	279.7	(13)
Total assets	3,154.8	3,320.4	(5)
Total liabilities	1,229.2	1,382.9	(11)
Total shareholders’ equity	1,925.6	1,937.5	(1)

Cash flow	Q4 2025 US$M	Q4 2024 US$M	Change %	FY 2025 US$M	FY 2024 US$M	Change %

Net cash from operating activities	180.3	239.6	(25)	570.1	749.1	(24)
Capital expenditure	47.1	(518.2)	N.M	(57.1)	(537.6)	(89)
Adjusted free cash flow[3]	227.4	(278.6)	N.M	513.0	211.6	142

Financial Ratios	Q4 2025%	Q4 2024%	Change %	31 Dec 2025%	31 Dec 2024%	Change %
ROE[4] (annualised)	25.5	8.9	187	15.0	22.4	(33)
ROCE[5] (annualised)	19.0	7.1	168	11.6	16.5	(30)
Net leverage ratio[6]	28.4	32.7	(13)	28.4	32.7	(13)

Other Information	31 Dec 2025	31 Dec 2024	Change %
Shares – end of period (‘000 shares)	159,282.0	159,282.0	-
Treasury shares – end of period (‘000 shares)	7,939.3	7,743.6	3
Share price (USD)	13.1	11.4	15
Share price (NOK)	132.0	125.3	5
Market cap (USD million)	1,982.6	1,721.5	15
Market cap (NOK million)	19,977.2	18,987.8	5

[1]	Time Charter Equivalent (“TCE”) income - Shipping and Gross profit – Product Services reflect the Shipping and Product Services segments, respectively. TCE income – Shipping represents revenue from time charters and spot voyage charters less voyage expenses comprising primarily fuel oil, port charges and commission, and inter-segment expense.

[2]	Basic and diluted EPS (earnings per share) is computed based on Q4 2025: 151.3 million and 151.8 million (FY 2025: 151.4 million and 151.9 million) shares, respectively, the weighted average number of shares outstanding less treasury shares during the period.
[3]	Adjusted free cash flow is a non-IFRS measure and is computed as net cash from operating activities minus cash outflows for additions in property, plant and equipment and additions in intangible assets, sale of assets held-for-sale and sale of vessels. See page 19 for a reconciliation of adjusted free cash flow to the nearest IFRS measure.
[4]	ROE (return on equity) is computed as, with respect to a particular period, the ratio of the profit after tax for such period to the average of the shareholders’ equity, calculated as the average of the opening and closing balance for the period as presented in the consolidated balance sheet.
[5]	ROCE (return on capital employed) is a non-IFRS measure and is computed as, with respect to a particular period, the ratio of the operating profit for such period to capital employed defined as the average of the total shareholders’ equity, total borrowings and total lease liabilities, calculated as the average of the opening and closing balance for such period as presented in the consolidated balance sheet. See page 20 for a reconciliation of ROCE to the nearest IFRS measure.
[6]	Net leverage ratio is computed as the sum of total borrowings and total lease liabilities minus cash and cash equivalents as set out in the consolidated statement of cash flows, divided by the sum of total borrowings, total lease liabilities and total shareholders’ equity minus cash and cash equivalents as set out in the consolidated statement of cash flows.

BW LPG Limited

Interim Financial Report (Unaudited)

Q4 2025 and FY 2025

HIGHLIGHTS AND SUBSEQUENT EVENTS – Q4 2025

●	Q4 2025 profit attributable to equity holders of the Company ended at US$104.2 million or an earnings per share of US$0.69.

●	TCE income – Shipping Q4 2025 concluded at US$50,270 per available day[1] and US$48,100 per calendar day (total)[1].

●	The Company declared a Q4 2025 cash dividend of US$0.57 per share. This dividend corresponds to 100% of the Shipping NPAT[2] for the quarter. This cash dividend represents a payout ratio of 83% for the quarter, as a percentage of total profit attributable to equity holders.

PERFORMANCE REVIEW – Q4 2025 and FY 2025

Q4 2025

TCE income – Shipping was US$195.9 million for Q4 2025 (Q4 2024: US$127.6 million), representing an increase of US$68.3 million from Q4 2024. The TCE income increase was primarily due to a higher LPG spot market of US$52,000 per day, a 47% increase compared to Q4 2024 of US$35,400 per day, and higher available fleet days of 3,897 in Q4 2025 after the completion of the Avance Gas acquisition. This was partially offset by our scheduled drydocking program, which reduced available fleet days by 157 days (Q4 2024: 106 days). The effects of IFRS 15 adjustments for spot voyages that straddled the quarter-end were recognised on a load-to-discharge basis resulted in a positive US$2.7 million in Q4 2025 (Q4 2024: negative US$7.7 million). The TCE income – Shipping continues to be well supported by the increased time charter coverage of 44% (Q4 2024: 38%) of available days at US$48,100 per day (Q4 2024: US$41,900 per day). Additionally, our India subsidiary continued to deliver stable TCE income of US$33.4 million for Q4 2025 (Q4 2024: US$33.7 million), mainly from fixed-rate time charters.

Product Services reported a gross profit of US$26.9 million for Q4 2025 (Q4 2024: US$15.4 million). The higher gross profit was mainly driven by an increase of US$58.7 million in the mark-to-market valuation of unrealised positions relative to Q4 2024, which offset the decrease in realised profits by US$47.2 million. After general and administrative expenses and income taxes totalling US$4.4 million (Q4 2024: US$12.0 million), Product Services reported a profit after tax of US$22.5 million in Q4 2025 (Q4 2024: US$3.4 million).

Profit after tax was US$122.9 million for Q4 2025 (Q4 2024: US$39.7 million). The increase in profit after tax was primarily attributed to higher segment results of US$79.8 million and gain on disposal of vessels of US$24.7 million. The profit after tax was also impacted by higher vessel operating expense of US$10.9 million and increased net finance expenses of U$5.4 million. These changes mainly reflect the full effect of the added Avance Gas fleet in Q4 2024.

Profit attributable to non-controlling interests was positive US$18.7 million for Q4 2025 (Q4 2024: US$8.9 million), which was mainly driven by a US$3.7 million increase in attributable profit to non-controlling interests from BW Product Services and US$6.1 million increase in attributable profit to non-controlling interests from BW LPG India, which was largely contributed by BW LPG’s gain of US$24.7 million from the sale of BW Lord.

1	TCE income – Shipping per available and calendar day (total) are non-IFRS measures and are computed as TCE income – Shipping divided by available days and calendar days (total), respectively. See pages 18 and 19 for a reconciliation of TCE income – Shipping per available day and calendar day (total) to the nearest IFRS measure.
2	Shipping NPAT, or Shipping’s Net Profit After Tax, is calculated as profit attributable to equity holders of BW LPG, minus BW LPG’s share of BW LPG Product Services Pte. Ltd.’s net profit/(loss) after tax. See page 17.

BW LPG Limited

Interim Financial Report (Unaudited)

Q4 2025 and FY 2025

PERFORMANCE REVIEW – Q4 2025 and FY 2025 (continued)

FY 2025

TCE income – Shipping for FY 2025 increased by US$100.8 million from FY 2024, primarily due to the higher available fleet days of 15,750 days in FY 2025. This was partially offset by a lower LPG spot market of US$45,300 per day, a 11% decline compared to FY 2024 of US$50,900 per day. Our scheduled drydocking program also reduced available fleet days by 544 days (FY 2024: 224 days). The IFRS 15 impact on TCE income – Shipping resulted in a positive US$2.4 million impact for FY 2025 (FY 2024: positive US$25.1 million). The increased time charter coverage of 44% (FY 2024: 35%) supported TCE income – Shipping at available days of US$44,600 per day (FY 2024: US$43,500 per day). India subsidiary delivered stable TCE income of US$129.0 million for FY 2025 (FY 2024: US$126.7 million), mainly from fixed-rate time charters.

Product Services reported a gross profit of US$15.9 million for FY 2025 (FY 2024: US$144.8 million). The decline in gross profit was due to a decrease of US$101.0 million in the mark-to-market valuation of unrealised positions relative to FY 2024, and lower realised profits by US$27.9 million. After general and administrative expenses and income taxes of US$29.7 million (FY 2024: US$46.2 million), Product Services reported a loss after tax of US$13.8 million for FY 2025 (FY 2024: profit after tax of US$98.7 million).

Profit after tax for FY 2025 was US$289.7 million, down from U$394.9 million in FY 2024. This decrease was primarily driven by lower segment results of US$28.1 million and increased net finance expenses of U$35.4 million, partially offset by higher gain on disposal of vessels of US$36.3 million and a lower income tax expense of US$15.9 million. The profit after tax was also impacted by higher vessel operating expense of US$41.3 million and depreciation - shipping segment of US$42.1 million. These changes mainly reflect the full-period impact of the enlarged fleet following the completion of the Avance Gas transaction in Q4 2024.

Profit attributable to non-controlling interests was US$47.4 million for FY 2025 (FY 2024: US$40.6 million). The increase was driven by a US$25.3 million increase from BW LPG India, largely contributed by the gain of US$56.7 million from the sale of BW Cedar and BW Lord, and offset by a US$18.5 million decrease in attributable profit to non-controlling interests from BW Product Services.

BW LPG Limited

Interim Financial Report (Unaudited)

Q4 2025 and FY 2025

BALANCE SHEET

As of 31 December 2025, BW LPG controls a fleet of 50 VLGCs, including eight vessels which are owned and operated by BW LPG India. Total assets amounted to US$3,154.8 million (31 December 2024: US$3,320.4 million), of which US$2,366.0 million (31 December 2024: US$2,381.8 million) represented the carrying value of the vessels (including dry docking), and US$116.7 million (31 December 2024: US$216.3 million) represented the carrying value of right-of-use assets (vessels).

Cash and cash equivalents amounted to US$242.0 million as of 31 December 2025 (31 December 2024: US$279.7 million). Cash flow from operating activities generated a net cash surplus of US$570.1 million in FY 2025 (FY 2024: US$749.1 million), of which the net cash inflow of US$42.3 million (FY 2024: US$153.8 million) related to changes in working capital. Investing activities generated a cash outflow of US$35.9 million in FY 2025 (FY 2024: US$541.2 million), which comprised exercising the purchase options of BW Kizoku and BW Yushi, and US$49.1 million paid for drydocking activities. These payments were partially offset by proceeds of US$125.2 million from the sale of BW Cedar and BW Lord.

After considering the net drawdown of bank facilities, which includes the drawdown of revolving credit facilities and repayment of the shareholder loan, the FY 2025 net cash outflow for financing activities of US$540.4 million (FY 2024: US$138.1 million) was driven by principal and interest repayments of US$109.1 million, dividend payments of US$241.0 million, capital return of US$41.6 million, US$106.8 million in lease repayments, and a net US$34.0 million net repayment of trade finance borrowings.

Net leverage ratio decreased from 32.7% as of 31 December 2024, to 28.4% as of 31 December 2025 due to lower lease liabilities after the exercise of the purchase options for BW Kizoku and BW Yushi, and principal repayments in FY 2025.

BW LPG Limited

Interim Financial Report (Unaudited)

Q4 2025 and FY 2025

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

	Q4 2025	Q4 2024	FY 2025	FY 2024
	US$’000	US$’000	US$’000	US$’000
Revenue – Shipping	258,207	183,936	1,015,745	962,803
Revenue - Product Services	474,196	659,810	2,566,394	2,600,944
Cost of cargo and delivery expenses - Product Services	(415,496)	(614,513)	(2,460,924)	(2,390,929)
Voyage expenses - Shipping	(79,542)	(73,865)	(348,238)	(383,798)
Vessel operating expenses	(33,007)	(22,115)	(126,299)	(84,984)
Time charter contracts (non-lease components)	(2,997)	(5,086)	(15,219)	(19,675)
General and administrative expenses	(19,234)	(25,674)	(76,496)	(71,134)
Charter hire expenses	(667)	1,173	(667)	(1,041)
Fair value (loss)/gain from equity financial asset	-	-	(1,172)	1,326
Finance lease income	281	203	895	635
Other operating (expense)/income - net	(1,138)	383	(6,461)	1,332
Depreciation	(64,390)	(56,637)	(255,561)	(201,338)
Amortisation of intangible assets	(55)	(212)	(368)	(843)
Loss on derecognition of right-of-use assets (vessels)	-	-	(289)	-
Gain on disposal of vessels	24,657	-	56,708	20,391
Operating profit	140,815	47,403	348,048	433,689

Foreign currency exchange (loss)/gain - net	(58)	(1,153)	1,574	(1,651)
Interest income	1,972	3,238	9,302	15,617
Interest expense	(12,192)	(6,806)	(53,046)	(19,849)
Other finance expenses	(724)	(834)	(1,968)	(2,843)
Finance expenses – net	(11,002)	(5,555)	(44,138)	(8,726)

Profit before tax	129,813	41,848	303,910	424,963
Income tax expense	(6,869)	(2,116)	(14,199)	(30,095)
Profit after tax	122,944	39,732	289,711	394,868

Other comprehensive income/(loss):
Items that will not be reclassified to profit or loss:
Equity investments at FVOCI
- fair value loss	(2,630)	(5,960)	(11,422)	(7,030)

Items that may be reclassified subsequently to profit or loss:
Cash flow hedges
- fair value (loss)/gain	(1,376)	6,814	(6,561)	62,841
- reclassification to profit or loss	780	(10,504)	(3,995)	(21,464)
Currency translation reserve	(133)	(1,538)	2,204	(1,022)
Other comprehensive (loss)/income, net of tax	(3,359)	(11,188)	(19,774)	33,325
Total comprehensive income	119,585	28,544	269,937	428,193

Profit attributable to:
Equity holders of the Company	104,230	30,869	242,313	354,296
Non-controlling interests	18,714	8,863	47,398	40,572
	122,944	39,732	289,711	394,868
Total comprehensive income:
Equity holders of the Company	100,879	19,946	222,095	387,797
Non-controlling interests	18,706	8,598	47,842	40,396
	119,585	28,544	269,937	428,193
Earnings per share attributable to the equity holders of the Company: (expressed in US$ per share)
Basic earnings per share	0.69	0.22	1.60	2.65
Diluted earnings per share	0.69	0.22	1.60	2.64

BW LPG Limited

Interim Financial Report (Unaudited)

Q4 2025 and FY 2025

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

	31 December 2025	31 December 2024
	US$’000	US$’000

Intangible assets	356	636

Investment in joint venture	301	301
Equity financial assets, at fair value	11,710	23,132
Derivative financial instruments	3,055	7,469
Other receivables	3,812	7,980
Finance lease receivables	10,324	2,882
Deferred tax assets	5,321	1,644
Total other non-current assets	34,523	43,408

Vessels and dry docking	2,365,965	2,381,821
Right-of-use assets (vessels)	116,742	216,272
Other property, plant and equipment	434	354
Property, plant and equipment	2,483,141	2,598,447

Total non-current assets	2,518,020	2,642,491

Inventories	123,885	76,706
Trade and other receivables	235,267	202,921
Equity financial assets, at fair value	1,597	2,769
Derivative financial instruments	25,956	74,571
Finance lease receivables	7,220	8,283
Tax recoverable	839	-
Assets held-for-sale	-	32,998
Cash and cash equivalents	242,009	279,681
Total current assets	636,773	677,929

Total assets	3,154,793	3,320,420

Share capital	619,868	619,868
Treasury shares	(50,372)	(48,387)
Other reserves	655,303	667,756
Retained earnings	605,203	565,794
	1,830,002	1,805,031
Non-controlling interests	95,551	132,463
Total shareholders’ equity	1,925,553	1,937,494

Borrowings	730,394	711,664
Lease liabilities	72,836	60,588
Derivative financial instruments	411	569
Total non-current liabilities	803,641	772,821

Borrowings	122,709	230,344
Lease liabilities	64,303	170,700
Derivative financial instruments	24,398	25,527
Current income tax liabilities	1,520	14,470
Trade and other payables	212,669	169,064
Total current liabilities	425,599	610,105

Total liabilities	1,229,240	1,382,926

Total equity and liabilities	3,154,793	3,320,420

BW LPG Limited

Interim Financial Report (Unaudited)

Q4 2025 and FY 2025

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to equity holders of the Company
	Share capital	Treasury shares	Capital reserve	Hedging reserve	Share- based payment reserve	Currency translation reserve	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 1 January 2025	619,868	(48,387)	649,654	13,835	2,579	(427)	2,115	565,794	1,805,031	132,463	1,937,494

Profit after tax	-	-	-	-	-	-	-	242,313	242,313	47,398	289,711

Other comprehensive (loss)/income for the financial period	-	-	-	(10,556)	-	1,760	(11,422)	-	(20,218)	444	(19,774)

Total comprehensive (loss)/income for the financial period	-	-	-	(10,556)	-	1,760	(11,422)	242,313	222,095	47,842	269,937

Share-based payment reserve
- Value of employee services	-	-	-	-	1,753	-	-	-	1,753	-	1,753

Share capital reduction of subsidiary	-	-	-	-	-	-	-	-	-	(41,616)	(41,616)

Purchases of treasury shares	-	(2,739)	-	-	-	-	-	-	(2,739)	-	(2,739)

Share options exercised	-	754	-	-	(395)	-	-	164	523	-	523

Dividend paid	-	-	-	-	-	-	-	(199,855)	(199,855)	(41,120)	(240,975)

Changes in NCI	-	-	-	-	-	-	-	3,194	3,194	(2,018)	1,176

Transfer to tonnage tax reserve	-	-	-	-	-	-	6,407	(6,407)	-	-	-

Total transactions with owners, recognised directly in equity	-	(1,985)	-	-	1,358	-	6,407	(202,904)	(197,124)	(84,754)	(281,878)

Balance at 31 December 2025	619,868	(50,372)	649,654	3,279	3,937	1,333	(2,900)	605,203	1,830,002	95,551	1,925,553

BW LPG Limited

Interim Financial Report (Unaudited)

Q4 2025 and FY 2025

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to equity holders of the Company
	Share capital	Share premium	Treasury shares	Contributed surplus	Capital reserve	Hedging reserve	Share- based payment reserve	Currency translation reserve	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 1 January 2024	1,400	285,853	(56,438)	685,913	(36,259)	(27,542)	3,905	419	2,983	609,479	1,469,713	116,447	1,586,160

Profit after tax	-	-	-	-	-	-	-	-	-	354,296	354,296	40,572	394,868

Other comprehensive income/(loss) for the financial period	-	-	-	-	-	41,377	-	(846)	(7,030)	-	33,501	(176)	33,325

Total comprehensive income/(loss) for the financial period	-	-	-	-	-	41,377	-	(846)	(7,030)	354,296	387,797	40,396	428,193

Effects of re-domiciliation	285,853	(285,853)	-	(685,913)	685,913	-	-	-	-	-	-	-	-

Share-based payment reserve
- Value of employee services	-	-	-	-	-	-	2,016	-	-	-	2,016	-	2,016

Share capital reduction of subsidiary	-	-	-	-	-	-	-	-	-	-	-	(4,500)	(4,500)

Purchases of treasury shares	-	-	(100)	-	-	-	-	-	-	-	(100)	-	(100)

Sale of treasury shares	-	-	1,091	-	-	-	-	-	-	-	1,091	-	1,091

Issue of new shares	332,615	-	-	-	-	-	-	-	-	-	332,615	-	332,615

Share options exercised	-	-	7,060	-	-	-	(3,342)	-	-	(3,143)	575	-	575

Dividend paid	-	-	-	-	-	-	-	-	-	(388,461)	(388,461)	(21,657)	(410,118)

Changes in NCI	-	-	-	-	-	-	-	-	-	(215)	(215)	1,777	1,562

Transfer to tonnage tax reserve	-	-	-	-	-	-	-	-	6,162	(6,162)	-	-	-

Total transactions with owners, recognised directly in equity	618,468	(285,853)	8,051	(685,913)	685,913	-	(1,326)	-	6,162	(397,981)	(52,479)	(24,380)	(76,859)

Balance at 31 December 2024	619,868	-	(48,387)	-	649,654	13,835	2,579	(427)	2,115	565,794	1,805,031	132,463	1,937,494

BW LPG Limited

Interim Financial Report (Unaudited)

Q4 2025 and FY 2025

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

	Q4 2025	Q4 2024	FY 2025	FY 2024
	US$’000	US$’000	US$’000	US$’000

Cash flows from operating activities
Profit before tax	129,813	41,848	303,910	424,963
Adjustments for:
- amortisation of intangible assets	55	212	368	843
- depreciation charge	64,390	56,637	255,561	201,338
- gain on disposal of vessels	(24,657)	-	(56,708)	(20,391)
- fair value loss/(gain) from equity financial assets	-	-	1,172	(1,326)
- interest income	(1,972)	(3,238)	(9,302)	(15,617)
- interest expenses	16,780	6,806	59,849	19,849
- other finance expenses	724	1,147	1,968	3,939
- share-based payments	367	377	1,753	2,016
- finance lease income	(281)	(203)	(895)	(635)
- loss on derecognition of right-of-use assets	-	-	289	-
	185,219	103,586	557,965	614,979
Changes in working capital:
- inventories	991	37,803	(47,179)	111,886
- trade and other receivables	41,689	59,094	(29,436)	112,689
- trade and other payables	(29,547)	3,436	46,102	(84,638)
- derivative financial instruments	(8,314)	18,127	41,296	(63,860)
- margin account held with broker	504	25,754	31,528	77,727
Total changes in working capital	5,323	144,214	42,311	153,804

Taxes paid	(10,201)	(8,211)	(30,176)	(19,639)
Net cash from operating activities	180,341	239,589	570,100	749,144

Cash flows from investing activities
Additions in property, plant and equipment	(13,034)	(518,172)	(182,295)	(602,012)
Additions in intangible assets	(88)	-	(88)	(237)
Proceeds from sale of vessels	60,185	-	125,234	64,687
Purchase of equity financial assets	-	-	-	(30,162)
Repayment of finance lease receivables	1,738	1,989	7,525	7,915
Interest received	5,827	3,441	13,771	16,252
Sale of equity financial assets, at fair value	-	-	-	2,343
Net cash from/(used in) investing activities	54,628	(512,742)	(35,853)	(541,214)

BW LPG Limited

Interim Financial Report (Unaudited)

Q4 2025 and FY 2025

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED) (continued)

	Q4 2025	Q4 2024	FY 2025	FY 2024
	US$’000	US$’000	US$’000	US$’000

Cash flows from financing activities
Proceeds from borrowings	82,346	576,819	1,027,443	610,883
Payment of financing fees	-	(4,430)	(4,408)	(4,430)
Repayments of bank borrowings	(169,982)	(78,375)	(1,081,010)	(197,437)
Payment of lease liabilities	(31,376)	(28,613)	(106,831)	(102,764)
Interest paid	(12,503)	(4,585)	(55,488)	(17,818)
Other finance expense paid	(724)	(1,147)	(1,968)	(3,939)
Purchase of treasury shares	-	-	(2,739)	(100)
Sale of treasury shares	-	-	-	1,091
Drawdown of trust receipts	328,385	465,580	1,776,251	2,107,821
Repayment of trust receipts	(354,582)	(516,346)	(1,810,225)	(2,118,318)
Dividend payment	(60,538)	(61,613)	(199,855)	(388,461)
Dividend payment to non-controlling interests	(29,935)	-	(41,120)	(21,657)
Contribution from non-controlling interests	-	-	1,175	1,562
Capital return to non-controlling interests	(36,651)	-	(41,616)	(4,500)
Net cash used in financing activities	(285,560)	347,290	(540,391)	(138,067)

Net (decrease)/increase in cash and cash equivalents	(50,591)	74,137	(6,144)	69,863
Cash and cash equivalents at beginning of the financial period	276,347	157,763	231,900	162,037

Cash and cash equivalents at end of the financial period	225,756	231,900	225,756	231,900

For the purpose of presenting the consolidated statement of cash flows, cash and cash equivalents comprise the following:

	31 Dec 2025	31 Dec 2024
	US$’000	US$’000

Cash and cash equivalents per consolidated balance sheet	242,009	279,681
Less: Margin account held with broker	(16,253)	(47,781)
Cash and cash equivalents per consolidated statement of cash flows	225,756	231,900

BW LPG Limited

Interim Financial Report (Unaudited)

Q4 2025 and FY 2025

Segment information

The executive management team (“EMT”) is the Group’s chief operating decision-maker. The Group identifies segments on the basis of those components of the Group that the EMT regularly reviews. The Group considers the business from each individual business segment perspective which comprises the Shipping and Product Services segments.

The reported measure of segment performance is gross profit, which the EMT uses to assess the performance of the operating segments. For the Shipping segment, gross profit is reflected as TCE income - Shipping. For the Product Services segment, gross profit is reflected as Gross profit – Product Services. Operating segment disclosures are consistent with the information reviewed by the Management.

Segment performance is presented below:

	Shipping	Product Services	Inter-segment elimination	Total
	US$’000	US$’000	US$’000	US$’000
Q4 2025

Revenue from spot voyages	173,820	-	-	173,820
Inter-segment revenue	22,215	-	(22,215)	-
Voyage expenses	(79,542)	-	-	(79,542)
Inter-segment expense	(4,980)	-	4,980	-
Net income from spot voyages	111,513	-	(17,235)	94,278
Revenue from time charter voyages	84,387	-	-	84,387
TCE income - Shipping [1]	195,900	-	(17,235)	178,665

Revenue from Product Services	-	474,196	-	474,196
Inter-segment revenue	-	4,955	(4,955)	-
Cost of cargo and delivery expenses	-	(415,496)	-	(415,496)
Inter-segment cost	-	(22,190)	22,190	-
Depreciation	-	(14,615)	-	(14,615)
Gross profit - Product Services [2]	-	26,850	17,235	44,085
Segment results	195,900	26,850	-	222,750

FY 2025

Revenue from spot voyages	703,469	-	-	703,469
Inter-segment revenue	65,698	-	(65,698)	-
Voyage expenses	(348,238)	-	-	(348,238)
Inter-segment expense	(24,231)	-	24,231	-
Net income from spot voyages	396,698	-	(41,467)	355,231
Revenue from time charter voyages	312,276	-	-	312,276
TCE income - Shipping [1]	708,974	-	(41,467)	667,507

Revenue from Product Services	-	2,566,394	-	2,566,394
Inter-segment revenue	-	24,206	(24,206)	-
Cost of cargo and delivery expenses	-	(2,460,924)	-	(2,460,924)
Inter-segment cost	-	(65,673)	65,673	-
Depreciation	-	(48,066)	-	(48,066)
Gross profit - Product Services [2]	-	15,937	41,467	57,404
Segment results	708,974	15,937	-	724,911

[1]	“TCE income” denotes “time charter equivalent income” which represents revenue from time charters and spot voyage charters less voyage expenses comprising primarily fuel oil, port charges and commission.
[2]	Gross profit - Product Services represents the net trading results which comprise revenue and cost of LPG cargo, derivative gains and losses, and other trading attributable costs, including depreciation from Product Services’ leased in vessels.

BW LPG Limited

Interim Financial Report (Unaudited)

Q4 2025 and FY 2025

Segment information (continued)

	Shipping	Product Services	Inter-segment elimination	Total
	US$’000	US$’000	US$’000	US$’000
Q4 2024

Revenue from spot voyages	130,520	-	-	130,520
Inter-segment revenue	23,009	-	(23,009)	-
Voyage expenses	(73,865)	-	-	(73,865)
Inter-segment expense	(5,513)	-	5,513	-
Net income from spot voyages	74,151	-	(17,496)	56,655
Revenue from time charter voyages	53,416	-	-	53,416
TCE income - Shipping [1]	127,567	-	(17,496)	110,071

Revenue from Product Services	-	659,810	-	659,810
Inter-segment revenue	-	5,513	(5,513)	-
Cost of cargo and delivery expenses	-	(614,513)	-	(614,513)
Inter-segment cost	-	(23,009)	23,009	-
Depreciation	-	(12,403)	-	(12,403)
Gross profit - Product Services [2]	-	15,398	17,496	32,894
Segment results	127,567	15,398	-	142,965

FY 2024

Revenue from spot voyages	773,039	-	-	773,039
Inter-segment revenue	78,130	-	(78,130)	-
Voyage expenses	(383,798)	-	-	(383,798)
Inter-segment expense	(49,501)	-	49,501	-
Net income from spot voyages	417,870	-	(28,629)	389,241
Revenue from time charter voyages	189,764	-	-	189,764
Inter-segment revenue	562	-	(562)	-
TCE income - Shipping [1]	608,196	-	(29,191)	579,005

Revenue from Product Services	-	2,600,944	-	2,600,944
Inter-segment revenue	-	49,501	(49,501)	-
Cost of cargo and delivery expenses	-	(2,390,929)	-	(2,390,929)
Inter-segment cost	-	(78,692)	78,692	-
Depreciation	-	(35,991)	-	(35,991)
Gross profit - Product Services [2]	-	144,833	29,191	174,024
Segment results	608,196	144,833	-	753,029

[1]	“TCE income” denotes “time charter equivalent income” which represents revenue from time charters and spot voyage charters less voyage expenses comprising primarily fuel oil, port charges and commission.
[2]	Gross profit - Product Services represents the net trading results which comprise revenue and cost of LPG cargo, derivative gains and losses, and other trading attributable costs, including depreciation from Product Services’ leased in vessels.

BW LPG Limited

Interim Financial Report (Unaudited)

Q4 2025 and FY 2025

Segment information (continued)

Reconciliation of segment results:

	Q4 2025	Q4 2024	FY 2025	FY 2024
	US$’000	US$’000	US$’000	US$’000

Total segment results for reportable segments	222,750	142,965	724,911	753,029
Vessel operating expenses	(33,007)	(22,115)	(126,299)	(84,984)
Time charter contracts (non-lease components)	(2,997)	(5,086)	(15,219)	(19,675)
General and administrative expenses	(19,234)	(25,674)	(76,496)	(71,134)
Charter hire expenses	(667)	1,173	(667)	(1,041)
Fair value (loss)/gain from equity financial asset	-	-	(1,172)	1,326
Finance lease income	281	203	895	635
Other operating (expense)/income - net	(1,138)	383	(6,461)	1,332
Depreciation - Shipping segment	(49,775)	(44,234)	(207,495)	(165,347)
Amortisation	(55)	(212)	(368)	(843)
Loss on derecognition of right-of-use assets (vessels)	-	-	(289)	-
Gain on disposal of vessels	24,657	-	56,708	20,391
Operating profit	140,815	47,403	348,048	433,689

Finance expense – net	(11,002)	(5,555)	(44,138)	(8,726)
Income tax expense	(6,869)	(2,116)	(14,199)	(30,095)
Profit after tax	122,944	39,732	289,711	394,868

Investment in subsidiaries

Set out below are the summarised financial information for the Group’s subsidiaries, BW LPG India Pte. Ltd. (“BW LPG India”) and BW LPG Product Services Pte. Ltd (“BW Product Services”), which have non-controlling interests that are material to the Group. These are presented before inter-company eliminations.

Summarised balance sheet:

	BW LPG India		BW Product Services
	31 December 2025	31 December 2024	31 December 2025	31 December 2024
	US$’000	US$’000	US$’000	US$’000
Assets
Current assets	52,901	63,581	291,218	417,096
Includes
Cash and cash equivalents	30,821	19,443	39,917	175,882
Non-current assets	355,533	278,287	114,202	92,115

Liabilities
Current liabilities	45,446	28,371	290,400	328,769
Includes
Borrowings	28,268	23,927	100,649	137,425
Non-current liabilities (Borrowings)	180,217	76,443	62,512	50,748
Net assets	182,771	237,054	52,508	129,694

BW LPG Limited

Interim Financial Report (Unaudited)

Q4 2025 and FY 2025

Investment in subsidiaries (continued)

Summarised statement of comprehensive income:

	BW LPG India		BW Product Services
	Q4 2025	Q4 2024	Q4 2025	Q4 2024
	US$’000	US$’000	US$’000	US$,000

TCE income – Shipping	33,386	33,745	-	-
Revenue from Product Services	-	-	479,151	665,323
Cost of cargo and delivery expenses	-	-	(437,686)	(637,522)
Vessel operating expense	(6,687)	(4,893)	-	-
Charter hire expense	(1,155)	-	-	-
Depreciation and amortisation	(9,161)	(7,990)	(14,641)	(12,403)
Gain on disposal of vessels	25,200	-	-	-
Finance (expense)/income - net	(2,561)	(1,673)	44	(532)
Other expenses – net	(1,561)	(993)	(4,308)	(11,527)
Income tax (expense)/credit	(7,239)	(798)	(32)	44
Net profit after tax	30,222	17,398	22,528	3,383

Other comprehensive income (currency translation effects)	-	-	(133)	(1,538)
Total comprehensive income	30,222	17,398	22,395	1,845
Total comprehensive income allocated to non-controlling interests	14,386	8,281	4,328	317

	BW LPG India		BW Product Services
	FY 2025	FY 2024	FY 2025	FY 2024
	US$’000	US$’000	US$’000	US$,000

TCE income – Shipping	129,011	126,660	-	-
Revenue from Product Services	-	-	2,590,600	2,650,445
Cost of cargo and delivery expenses	-	-	(2,526,597)	(2,469,621)
Vessel operating expense	(22,502)	(22,223)	-	-
Charter hire expense	(1,559)	-	-	-
Depreciation and amortisation	(33,307)	(34,853)	(48,169)	(36,095)
Gain on disposal of vessels	57,250	-	-	-
Finance (expense)/income - net	(6,057)	(8,980)	811	(934)
Other expenses – net	(6,675)	(4,713)	(27,275)	(23,418)
Income tax expense	(11,709)	(4,631)	(3,197)	(21,727)
Net profit after tax	104,452	51,260	(13,827)	98,650

Other comprehensive income (currency translation effects)	-	-	2,205	(1,022)
Total comprehensive income/(loss)	104,452	51,260	(11,622)	97,628
Total comprehensive income/(loss) allocated to non-controlling interests	49,719	24,400	(1,877)	15,996

BW LPG Limited

Interim Financial Report (Unaudited)

Q4 2025 and FY 2025

APPENDIX - Non-IFRS financial measures

This interim financial report contains a number of non-IFRS financial measures that Management uses to monitor and analyse the performance of the Group’s business. Non-IFRS financial measures exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using measures that are not calculated in accordance with IFRS. Non-IFRS financial measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.

The Group believes that these non-IFRS financial measures, in addition to IFRS measures, provide an enhanced understanding of the Group’s results and related trends, therefore increasing transparency and clarity of the Group’s results and business.

There are no generally accepted accounting principles governing the calculation of these measures and the criteria upon which these measures are based can vary from company to company. The non-IFRS financial measures presented in this interim financial report may not be comparable to other similarly titled measures used by other companies, have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of the Group’s operating results as reported under IFRS. The Group encourages investors and analysts not to rely on any single financial measure but to review the Group’s financial and non-financial information in its entirety.

The following non-IFRS measures are presented in this interim financial report.

TCE income – Shipping per calendar day (total)

The Group defines TCE income - Shipping per calendar day (total) as TCE income - Shipping divided by calendar days (total).

The Group defines calendar days (total) as the total number of days in a period during which vessels are owned or chartered-in is in its possession, including technical off-hire days and waiting days. Calendar days (total) are an indicator of the size of the fleet over a period and affect both the amount of revenue and the amount of expense that the Group records during that period.

The Group defines waiting days as the number of days its vessels are unemployed for market reasons, excluding technical off-hire days. Ballast voyages, positioning voyages prior to deliveries on time charters and time spent on cleaning of tanks when vessels are switching from one cargo type to another are not considered waiting time. Waiting days per vessel are calculated as total waiting days for owned and chartered-in vessels divided by the number of owned and chartered-in vessels (not weighted by ownership share in each vessel).

The Group defines technical off-hire as the time lost due to off-hire days associated with major repairs, dry dockings or special or intermediate surveys. Technical off-hire per vessel is calculated as an average for owned, bareboat and chartered-in vessels (not weighted by ownership share in each vessel).

The Group believes TCE income - Shipping per calendar day (total) is meaningful to investors because it is a measure of how well the Company manages the fleet technically and commercially.

The reconciliation of TCE income - Shipping per calendar day (total) to TCE income - Shipping for the periods ended 31 December 2025 and 2024 is provided below.

	Q4 2025	Q4 2024	FY 2025	FY 2024

TCE income – Shipping (US$’000)	195,900	127,567	708,974	608,196
Calendar days (total)	4,073	3,473	16,402	12,833
TCE income – Shipping per calendar day (total) (US$)	48,100	36,730	43,220	47,390

BW LPG Limited

Interim Financial Report (Unaudited)

Q4 2025 and FY 2025

APPENDIX - Non-IFRS financial measures (continued)

TCE income – Shipping per available day

The Group defines TCE income – Shipping per available day as TCE income – Shipping divided by available days.

The Group defines available days as the total number of days (including waiting time) in a period during which each vessel is owned or chartered-in, net of technical off-hire days. The Group uses available days to measure the number of days in a period during which vessels actually generate or are capable of generating revenue.

The Group defines waiting days as the number of days its vessels are unemployed for market reasons, excluding technical off-hire days. Ballast voyages, positioning voyages prior to deliveries on time charters and time spent on cleaning of tanks when vessels are switching from one cargo type to another are not considered waiting time. Waiting days per vessel are calculated as total waiting days for owned and chartered-in vessels divided by the number of owned and chartered-in vessels (not weighted by ownership share in each vessel).

The Group defines technical off-hire as the time lost due to off-hire days associated with major repairs, dry dockings or special or intermediate surveys. Technical off-hire per vessel is calculated as an average for owned, bareboat and chartered-in vessels (not weighted by ownership share in each vessel).

The Group believes TCE income – Shipping per available day is meaningful to investors because it is a measure of how well the Group manages the fleet commercially.

The reconciliation of TCE income - Shipping per available day to TCE income - Shipping for the periods ended 31 December 2025 and 2024 is provided below.

	Q4 2025	Q4 2024	FY 2025	FY 2024

TCE income – Shipping (US$’000)	195,900	127,567	708,974	608,196
Available days	3,897	3,367	15,750	12,593
TCE income – Shipping per available days (US$)	50,270	37,890	45,010	48,300

Adjusted free cash flow

The Group defines adjusted free cash flow as net cash from operating activities minus cash outflows for additions in property, plant and equipment and additions in intangible assets, sale of assets held-for-sale and sale of vessels.

The Group believes adjusted free cash flow is meaningful to investors because it is the measure of the funds generated by the Group available for distribution of dividends, repayment of debt or to fund the Group’s strategic initiatives, including acquisitions. The purpose of presenting adjusted free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures for maintaining the operating structure of the Group (in the form of capital expenditure).

The reconciliation of adjusted free cash flow to net cash inflow from operating activities for the periods ended 31 December 2025 and 2024 is provided below.

	Q4 2025	Q4 2024	FY 2025	FY 2024
	US$’000	US$’000	US$’000	US$’000

Net cash from operating activities	180,341	239,589	570,100	749,144
Additions in property, plant and equipment	(13,034)	(518,172)	(182,295)	(602,012)
Additions in intangible assets	(88)	-	(88)	(237)
Proceeds from sale of vessels	60,185	-	125,234	64,687
Adjusted free cash flow	227,404	(278,583)	512,951	211,582

BW LPG Limited

Interim Financial Report (Unaudited)

Q4 2025 and FY 2025

APPENDIX - Non-IFRS financial measures (continued)

Return on capital employed (ROCE)

The Group defines return on capital employed (“ROCE”) as, with respect to a particular financial period, the ratio of the operating profit for such period to capital employed defined as the average of the total shareholders’ equity, total borrowings and total lease liabilities, calculated as the average of the opening and closing balance for such period as presented in the consolidated balance sheet.

The Group believes ROCE is meaningful to investors because it measures the Group’s financial efficiency and its ability to create future growth in value.

The reconciliation of ROCE to operating profit for the periods ended 31 December 2025 and 2024 is provided below.

	Q4 2025	Q4 2024	FY 2025	FY 2024

Operating profit (US$’000)	140,815	47,403	348,048	433,689
Average of the total shareholders’ equity (US$’000)(1)	1,929,154	1,787,401	1,931,524	1,761,827
Average of the total borrowings (US$’000)(1)	909,522	654,719	897,556	677,179
Average of the total lease liabilities (US$’000)(1)	131,848	233,031	184,214	194,564
Capital employed (US$’000)	2,970,524	2,675,151	3,013,294	2,633,570
ROCE	4.7%	1.8%	11.6%	16.5%
ROCE (annualised)	19.0%	7.1%	11.6%	16.5%

(1)	Calculated as the average of the opening and closing balances for the period as presented in the consolidated balance sheet

Rounding of figures

Certain financial information presented in tables in this interim financial report has been rounded to the nearest whole number or the nearest decimal place. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this interim financial report reflect calculations based upon the underlying information prior to rounding, and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.